1.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2005

In this period, Itaú maintained its differentiated performance, and presented significant results that reflect the continuous growth of its business.

The complete financial statements are available in the Itaú website (http://www.itauri.com.br). See below the main highlights for the period:

1.	Consolidated net income for the first half of 2005 was R$ 2,475 million, and annualized return was 35.6% on consolidated stockholders’ equity.
2.	Staff fixed compensation plus charges and benefits of 45,602 employees totaled R$ 1,553 million. Welfare benefits granted to employees and their dependants totaled R$ 286 million. In addition, Itaú invested R$ 26 million in eductaion, training, and development programs.

3.	Itaú paid or provided for its own taxes and contributions related to the first half in the amount of R$ 2,992 million.
4.	Consolidated stockholders’ equity of R$ 15,027 million, a 17.5% increase as compared to the first half of 2004, and reference equity for operating limits calculation purposes, reached R$ 20,219 million.

5.	The loan portfolio, including guarantees and sureties, grew 20.4% as compared to the first half of 2004, reaching R$ 58,647 million. Noteworthy is the 65.6% growth in credit to individuals.
6.	Total own free funds increased 17.4% as compared to June 2004, totaling R$ 228,576 million. Note the 80.4% growth in time deposits.
7.	Itaú preferred shares appreciated by 62.9% in 12 months, while the Bovespa index increased 25.8%. In this first half, Itaú preferred shares appreciated by 12.8%. The amount of interest on own capital that was provided for and paid to shareholders totaled R$ 697 million in the six-month period, at the rate of R$ 6.20 per share.

8.	The total amount of technical provisions of insurance, capitalization and pension plans reached R$ 12,506 million, an increase of 34.9% as compared to the same period of 2004. The premiums earned and the the result of capitalization and pension plans grew by 10.9% in relation the first half of 2004.

9.	Itaú was recognized as the Most Ethical and Best Managed Large Banks in Latin America, by Latin Finance Magazine. It was also recognized as the Best Brazilian Bank by Euromoney, for the 8th time in a row.

10.	Moody’s and Fitch Ratings, major international rating agencies, raised Itaú’s Financial Strength by Moody’s and Individual by Fitch ratings. This increase reflects the strong financial performance of the Bank, associated to improvements in operating efficiency and consistent profitability. These ratings render Itaú as the best bank in this type of ratings in Brazil.

11.	For the fourth consecutive year, the Itaú brand was considered the most valuable brand of the country, according to the British consulting company Interbrand. In this year, its worth was estimated at US$ 1,342 million, representing an increase of 11.7% in relation to 2004 (US$ 1,204 million).

1.2

12.	In order to reinforce its consumer credit activities, Itaú and Lojas Americanas S.A. (LASA) announced in February an association that will operate exclusively to design and sell financial products and services to LASA customers.

13.	In February, Itaú Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. During 2005 the company management will be carried out jointly, and in the end of the year the customer base, credit cards, assets and liabilities will be fullly transferred to both partners. This operation reinforces Itaú business growth strategy, as it creates products and services to customers that do not hold bank accounts.

14.	In June, Itaú created Itaú’s Corporate Liaison Office, whose mission is to represent and defend customers, by transforming problems into opportunities and ensuring that cases of customer dissatisfaction are rapidly resolved. This initiative is a result of Itaú’s commitment to providing quality services and corporate social responsibility. In order to reinforce publically its commitment, Itaú launched in July the campaign O Itaú quer ouvir você (Itaú wants to hear your opinion), integrated to the Bank’s 60-year anniversary actions.

15.	Fundação Itaú Social investments exceeded R$ 8 milion in this six-month period. Itaú Bank, through PIC Esperança, transferred over R$ 2 million to elementary education programs developed by Unicef and Fundação Itaú Social. Noteworthy in this period was the 6th edition of the Itaú-Unicef Award and the launching of the Itaú Support to Entrepreneurs Award, which purpose is to stimulate micro-credit and the realization of the first Social Projects Economic Evaluation course.

16.	The investments in the activities of Instituto Itaú Cultural totaled R$ 10 million in this first half. Among the Institute’s activities we highlight the Visual Arts and Cultural and Art Education of Itaú Cultural’s “Rumos” (Directions) program, which promoted more than 30 meetings in many capitals of the country, and the exhibition “O Corpo na Arte Contemporânea Brasileira” (The Body in Brazilian Contemporary Art), which received over 70 thousand visitors.

São Paulo, August 1, 2005.

Olavo Egydio Setubal
Chairman